RENAULT

02028560

BY RAPID MAIL

SEC MAIL PROCESSING RECEIVED APR 18 2002 WASH. D.C. 155 SECTION

Securities and Exchange Commission
450 Fifth Street N.W.
WASHINGTON, D.C. 20549
U.S.A.

SUPPL

PROCESSED
MAY 01 2002
THOMSON FINANCIAL

April 15, 2002

S. 0261 - FB/PR - N° 243/02

RE : **File No. 82-4001/Renault**
Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Gentlemen,

Please find enclosed herewith information with respect to Renault required by subparagraph (b) (1) (iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Act") to maintain its exemption from the registration requirements of Section 12(g) of the Act.

Following is information considered by Renault to be material pursuant to paragraphs (b) (1) (i) and (b) (3) of the Rule that it (i) has made public pursuant to the laws of France ; (ii) has filed with a stock exchange on which its securities are traded (the Paris Bourse or the Luxembourg Stock Exchange) and which is made public by such exchange ; or (iii) has distributed to its security holders since Renault's last submission dated February 28, 2002. English-language versions, translations, summaries or descriptions of these documents, as required by paragraph (b) (4) of the Rule, are enclosed herewith, as indicated :

- Renault press release in English regarding the agreement by Renault Extraordinary General Meeting of Shareholders and the Board of Directors to approve the capital increase reserved for Nissan.
- Renault press release in English regarding the reduction of French government's participation in Renault.

As stated in paragraph (5) of the Rule, the information and documents being furnished hereby pursuant to paragraph (b) (1) of the Rule are being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise be subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such documents and information constitutes an admission for any purpose that Renault is subject to the Act.

If you have any questions regarding this request, please contact the undersigned at (33.1) 41.04.62.36 (telephone) or (33.1) 41.04.58.22 (facsimile).

Very truly yours,

dlw 4/22

F. Blanchard

Franck BLANCHARD

(Attachments)

4939 035 028

Renault-Nissan Alliance

French government reduces stake in Renault to close to 25%

The French government sold part of its stake in Renault on April 2, 2002. This operation is in line with the French government's announcement on October 30, 2001 to reduce its stake in Renault to 25% and thereby support Renault and Nissan's move to strengthen their Alliance. It enables Renault to retain its leading shareholder while broadening its shareholding base and increasing the number of shares available on the stock market. In accordance with legislation currently in force, 10% of the shares sold by the French government will be sold on preferential terms to current and former Renault group employees in an operation to be completed by summer 2002.

The French government sold a portion of its stake in Renault, bringing its shareholding close to 25% as part of an accelerated share sale to institutional investors.

In accordance with legislation governing disposals of state-owned shareholdings, 10% of the shares sold by the French government will be sold on preferential terms to current and former Renault group employees in an operation to be completed by summer 2002.

This operation is in line with the French government's announcement on October 30, 2001 to support Renault and Nissan's move to strengthen their Alliance. The October 30 agreement led to Renault raising its stake in Nissan from 36.8% to 44.4% on March 1, 2002. Nissan subsequently acquired a 13.5% stake in Renault on March 29, 2002. The shares Nissan acquired carry voting rights that cannot be exercised at Renault AGMs as the vote would be considered "self-control" under French law.

The operation enables Renault to broaden its shareholding base and increase the number of shares available on the stock market, while – like most major automakers – retaining a stable leading shareholder to support industrial strategy.

AGENCE INTERNE RENAULT – APRIL 3, 2002

Renault shareholders approve plans to strengthen the Alliance with Nissan

Nissan acquires 13.5% stake in Renault for EUR1. 904 billion

Renault shareholders approved the capital increase reserved for Nissan at the Extraordinary General Meeting on March 28, 2002. Renault's Board of Directors met immediately after the EGM and launched the transaction – scheduled for March 29 – at a price of E50.39 per share. Nissan said it would initially subscribe for E1. 904 billion, equivalent to 13.5% of Renault's share capital, via its wholly-owned subsidiary, Nissan Finance.

Meeting on March 28, Renault's Extraordinary General Meeting of Shareholders approved plans to strengthen the Alliance with Nissan, notably the reserved capital increase at E50.39 per share. The subscription price was announced on March 20 when the Board of Directors' meeting was convened and corresponds to the average share price over the 20 consecutive trading days up to March 18 inclusive.

Following the EGM, Renault's Board of Directors agreed to go ahead with the operation totalling E1. 904 billion. This amount corresponds to Nissan's decision to initially acquire a 13.5% stake in Renault via its wholly-owned subsidiary, Nissan Finance [(1)].

As the agreement announced on October 30, 2001 provided for acquisition of an equity interest of up to 15%, Nissan stated that it was retaining the right to increase its initial stake after closing its annual financial statements and finalizing its forecast for fiscal year 2002 to be disclosed in May. This second capital increase would be subject to the prior approval of the Commission des Participations et des Transferts (CPT).

Based on the same agreement, Renault raised its stake in Nissan from 36.8% to 44.4% on March 1, 2002.

(1) See In-house news bulletin of March 28th, 2002

RENAULT COMMUNICATION - IN-HOUSE INFORMATION AGENCY - MARCH 29th, 2002